                                       Filed by Yahoo! Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                    and Deemed Filed Pursuant to
                                          Rule 14a-12(b) and Rule 14d-2(b) under
                                                 Securities Exchange Act of 1934

                                              Subject Company: HotJobs.com, Ltd.
                                                   Commission File No. 000-26891

                                                         Date: December 12, 2001

     On December 12, 2001, Yahoo! Inc. issued a press release announcing that Yahoo! had offered to acquire HotJobs.com, Ltd. The text of the press release follows.

                      YAHOO! MAKES OFFER TO ACQUIRE HOTJOBS

   COMBINATION WOULD CREATE POWERFUL NEW FORCE IN THE RECRUITMENT MARKETPLACE

     SUNNYVALE, CALIF. - DECEMBER 12, 2001 - Yahoo! Inc. (Nasdaq: YHOO), a leading global Internet communications, commerce and media company, today announced that it has offered to acquire HotJobs.com, Inc. (Nasdaq: HOTJ) for $10.50 per share of HotJobs common stock. Yahoo! has proposed to consummate the offer, which represents a total equity value of approximately $436 million, in equal parts cash and stock. Yahoo! Chairman and CEO, Terry Semel, has contacted HotJobs CEO, Dimitri Boylan, with the offer, which was unanimously approved by the Yahoo! Board of Directors.

     "We are making this offer to Mr. Boylan and the Board of Directors of HotJobs and hope to commence merger discussions as soon as possible. Our offer provides HotJobs shareholders with superior value, less regulatory risk, and faster execution than HotJobs' pending merger with TMP Worldwide," said Terry Semel, Chairman and CEO, Yahoo! Inc.

     "The combination of Yahoo! and HotJobs has the potential to create a powerful new force in recruitment, which has been one of the fastest industries to migrate online and is poised to grow substantially over the next several years," said Yahoo! CEO. "This acquisition supports Yahoo!'s strategy to grow revenues by developing deeper relationships and more valuable solutions in key verticals for our consumers and business partners. Online recruitment is a valuable vertical segment for Yahoo! and we are well positioned to help HotJobs capitalize on future opportunities in this marketplace."

     To effect the transaction, Yahoo! would commence an exchange offer for all of HotJobs' outstanding common stock followed by a merger at the same per share price. Yahoo! would utilize its currently existing cash balances to finance the cash portion of the consideration.

     Goldman, Sachs is financial advisor to Yahoo!. Skadden, Arps, Slate, Meagher & Flom LLP is legal advisor to Yahoo!.

CONFERENCE CALL
     Yahoo! will hold a conference call for financial analysts on Wednesday, December 12, 2001 at 3:00pm PT/6:00pm ET to discuss Yahoo!'s offer. The telephone number in the United States is 888-209-3809.

International callers should telephone +1-212-748-2813. There is no pass code needed for this call. Please call 15 minutes in advance to establish a connection. The call will also be webcast at:
http/webevents.broadcast.com/yahoo/pressconf121301/. This call will be replayed for 48 hours. The dial in number for the replay is: 800/633-8284, pass code 20107712.

ABOUT YAHOO!
     Yahoo! Inc. is a leading global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 218 million individuals each month worldwide. As the first online navigational guide to the Web, www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach. Yahoo! is the No. 1 Internet brand globally and reaches the largest audience worldwide. The company also provides online business and enterprise services designed to enhance the productivity and Web presence of Yahoo!'s clients. These services include Corporate Yahoo!, a popular customized enterprise portal solution; audio and video streaming; store hosting and management; and Web site tools and services. The company's global Web network includes 24 World properties. Headquartered in Sunnyvale, Calif., Yahoo! has offices in Europe, Asia, Latin America, Australia, Canada and the United States.


OFFER LETTER TO HOTJOBS
A copy of the letter Yahoo! Chairman and CEO, Terry Semel sent to HotJobs CEO, Dimitri Boylan is attached to this announcement.

                                   ATTACHMENT

                            [YAHOO! INC. LETTERHEAD]


December 12, 2001


Dimitri Boylan
Chief Executive Officer
HotJobs.com, Ltd.


Dear Mr. Boylan:

On behalf of Yahoo!, I am pleased to submit the enclosed offer to acquire HotJobs. We are extremely impressed with the business you and your management team have developed. We are particularly excited about how HotJobs complements our businesses and our strategies for future growth by establishing deeper relationships and delivering greater value for our consumers and business partners in vertical markets.

We see recruitment as a valuable area as part of Yahoo!'s future growth strategy
- it's been one of the fastest industries to migrate online and is poised to grow substantially over the next few years. We believe that the combination of HotJobs and Yahoo! will create a powerful new force in the recruitment marketplace.

Yahoo! is well positioned to help HotJobs capitalize on the future opportunities in this market and to provide an exciting platform upon which HotJobs' management and employees can build. Yahoo!'s broad reach, distribution, and desire to commit significant resources to this opportunity, together with HotJobs' experienced management team, large consumer base, diversified customer base and well-trained sales force, would create a winning combination.

In short, the combination we propose is a logical next step for the shareholders, customers and employees of both of our companies.

We believe a transaction between HotJobs and Yahoo! would provide demonstrably superior value to your shareholders compared with the transaction with TMP. We also believe that the combination of Yahoo! and HotJobs represents a uniquely attractive opportunity to your management team and employees. To that end, Yahoo! proposes to acquire all outstanding HotJobs common stock at a fixed price of $10.50 per share of consideration consisting of equal parts cash and stock. The proposed price represents a 23% premium over the implied price of the TMP transaction over the last 30 days, and a 6% premium over the implied price today (based on TMP's closing price on December 12, 2001).

To effect the transaction, we would commence an exchange offer for all of HotJobs' outstanding common stock followed by a merger at the same per share price. Yahoo!

would use its currently existing cash balances to finance the cash portion of the consideration. We expect that the transaction could be consummated within six to eight weeks of the execution of definitive transaction documentation. Because the cash portion of the transaction would be financed entirely through Yahoo!'s existing cash reserves, our offer would not be subject to any financing contingency. We are prepared to begin discussions with you as early as tomorrow.

Our proposal is clearly superior for your shareholders to the proposed transaction involving TMP for the following reasons:

     o Our proposal provides higher absolute value for each HotJobs share
     o Our proposal provides value certainty
     o Our proposal provides immediate liquidity
     o Our proposal is not subject to significant regulatory risk

Additionally, paying equal parts cash and stock should permit the transaction to be treated as a tax-free reorganization in most circumstances, thereby providing tax-deferred treatment for the stock portion of the consideration. As is customary, our proposal is subject to completion of a brief, confirmatory due diligence review, the negotiation of definitive merger documentation, and the termination of your merger agreement with TMP, in accordance with its terms.

As you know, it is necessary to communicate our proposal in this manner (i.e. in letter form) because of the "no shop" provisions of your merger agreement with TMP. However, we prefer to work collaboratively with you and your Board of Directors to complete a negotiated transaction that helps HotJobs realize the full potential of its franchise. We believe that time is of the essence, and are prepared to move forward expeditiously by committing all necessary resources to promptly complete a transaction. We have engaged Goldman, Sachs & Co. and Skadden, Arps, Slate, Meagher & Flom LLP to advise us in this transaction. We and our advisors are ready to meet with you and your advisors to discuss all aspects of our offer, and to answer any questions you or they may have about our offer. Although we have already completed a thorough due diligence review based solely on publicly available information, we would like to commence confirmatory due diligence as soon as possible and are ready to begin tomorrow. We are also prepared to enter into a customary and reasonable confidentiality agreement no less favorable to HotJobs than the one between HotJobs and TMP.

The Board of Yahoo! has unanimously approved this proposal, and has unanimously authorized us to proceed. We aim to promptly conclude a transaction that is enthusiastically supported by you and your Board of Directors, shareholders and employees. We look forward to hearing from you.

Sincerely,

TERRY SEMEL

YAHOO! Inc. CEO

THIS PRESS RELEASE AND ITS ATTACHMENT CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES CONCERNING YAHOO!'S EXPECTED FINANCIAL PERFORMANCE (AS DESCRIBED WITHOUT LIMITATION IN QUOTATIONS FROM MANAGEMENT IN THIS PRESS RELEASE), AS WELL AS YAHOO!'S STRATEGIC AND OPERATIONAL PLANS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS PREDICTED AND REPORTED RESULTS SHOULD NOT BE CONSIDERED AS AN INDICATION OF FUTURE PERFORMANCE. THE POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, THE SLOWER SPENDING ENVIRONMENT FOR ADVERTISING SALES; THE ACTUAL INCREASES IN DEMAND BY CUSTOMERS FOR YAHOO!'S PREMIUM AND CORPORATE SERVICES; THE ABILITY TO SUCCESSFULLY CHANGE THE CUSTOMER MIX AMONG YAHOO!'S ADVERTISING CUSTOMERS; GENERAL ECONOMIC CONDITIONS (INCLUDING THE EFFECTS OF THE TERRORIST ATTACKS ON THE UNITED STATES ON SEPTEMBER 11, 2001 AND RELATED EVENTS); THE ABILITY TO ADJUST TO CHANGES IN PERSONNEL, INCLUDING MANAGEMENT CHANGES; AND THE DEPENDENCE ON THIRD PARTIES FOR TECHNOLOGY, CONTENT AND DISTRIBUTION. ALL INFORMATION SET FORTH IN THIS RELEASE AND ITS ATTACHMENTS IS AS OF DECEMBER 12, 2001, AND YAHOO! UNDERTAKES NO DUTY TO UPDATE THIS INFORMATION. MORE INFORMATION ABOUT POTENTIAL FACTORS THAT COULD AFFECT THE COMPANY'S BUSINESS AND FINANCIAL RESULTS IS INCLUDED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 AND QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2001, INCLUDING (WITHOUT LIMITATION) UNDER THE CAPTIONS, "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," WHICH ARE ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND AVAILABLE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF HOTJOBS. HOTJOBS STOCKHOLDERS ARE URGED TO READ THE RELEVANT EXCHANGE OFFER DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. AT THE TIME THE OFFER, IF ANY, IS COMMENCED, YAHOO! WILL FILE EXCHANGE OFFER MATERIALS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND HOTJOBS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF HOTJOBS AT NO EXPENSE TO THEM. THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

Note to Editors: Yahoo! and the Yahoo! logo are registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

PRESS CONTACTS:
Joanna Stevens, Yahoo! Inc., (408) 349-7855
Carina Thate, Abernathy MacGregor, (212) 371 5999

INVESTOR CONTACT:
Cathy Larocca, Yahoo! Inc., (408) 349-5188

                                      * * *

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) under the Securities Exchange Act of 1934.